UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in accordance with Article 157, paragraph 4 of Law No. 6,404/1976 and CVM Resolution 44/2021, hereby informs its shareholders and the market in general that, at a meeting held on February 20, 2026, the Company’s Board of Directors approved the following:

(i)	the termination, on February 20, 2026, of the share buyback program for shares issued by the Company previously in effect (which had been approved by the Board of Directors at a meeting held on February 25, 2025). During the term of said program, 49,613,856[1] common shares issued by the Company were acquired, of which 34,740,770 were canceled on July 24, 2025, and the remaining shares may be held in treasury, canceled, or alienated; and

(ii)	the creation of a new share buyback program for shares issued by the Company, for the years 2026 and 2027 (“Program”), as detailed below.

The Program was approved pursuant to Article 15, item XV of the Company’s Bylaws, as well as CVM Resolution 77/2022, under the following terms:

(i)               Objective of the Program: Acquisition of the Company’s common shares for treasury purposes, subsequent cancellation, or sale, without reducing capital stock, in order to increase shareholder value through the efficient use of available cash resources, optimizing the Company’s capital allocation;

(ii)              Resources: The buyback will be carried out using available resources in the statutory profit reserve, and may also use the profit recorded in the current fiscal year, pursuant to article 8, paragraph 1, items I and II, of RCVM 77/2022. Considering the available resources under RCVM 77/2022, the maximum amount to be used in the Program is R$1.0 billion;

[1] As a result of the reverse stock split and subsequent forward stock split of the Company’s shares, which took place on April 15, 2025, the number of shares acquired between February and April 2025 was automatically adjusted.

(iii)             Term: The Program will commence on February 23, 2026, and end on February 22, 2027;

(iv)            Purchase price and method: Share purchases will be conducted on the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão) at market prices;

(v)              Number of shares to be acquired: Up to 42,861,656 common shares;

(vi)            Intermediary financial institutions: Buyback operations under the Program will be intermediated by the following financial institutions: (i) Ágora Corretora de Títulos e Valores Mobiliários S.A. (Bradesco); (ii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iii) Citigroup Global Markets Brasil CCTVM S.A.; (iv) Itaú Corretora de Valores S.A.; and (v) Morgan Stanley CTVM S.A.

Information regarding the Program, including those required under CVM Resolution 77/2022, CVM Resolution 80/2022, and CVM Resolution 44/2021, is available to shareholders at the Company’s headquarters and on its website (ri.telefonica.com.br), as well as on the websites of the CVM and the Brazilian Stock Exchange (B3 – Brasil, Bolsa e Balcão).

São Paulo, February 23, 2026.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 23, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director